UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Body Central Corp.
(Name of Issuer)

Common Stock, Par value $0.001 per share
(Title of Class of Securities)

09689U102
(CUSIP Number)

Frederick Tucker Golden c/o Solas Capital Management, LLC 405 Park Avenue, Floor 6 New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Solas Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,785,767

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,785,767

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,785,767

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Frederick Tucker Golden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,785,767

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,785,767

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,785,767

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Blackwell Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,801,737

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,801,737

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,801,737

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Solas Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,621,043

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,621,043

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,621,043

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.94%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09689U102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Body Central Corp., a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 6225 Powers Avenue, Jacksonville, Florida 32217.

Item 2.	Identity and Background.

(a), (b), (f)
The names of the persons filing this Statement (the “Reporting Persons”) are:

Solas Capital Management, LLC, a Delaware limited liability company (“Solas”), Frederick Tucker Golden, a United States Citizen (“Mr. Golden”), Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”) and Solas Capital Partners, LP, a Delaware limited partnership (the “Fund”).  This Form 13D is the first amendment to the Form 13D for Solas and Mr. Golden and is the initial Form 13D for Blackwell and the Fund.  Mr. Golden is the managing member of Solas.  Solas is the investment manager to the Fund and to a separate account held by Blackwell.

The business address of each reporting person is c/o Solas Capital Management, LLC, 405 Park Avenue, Floor 6, New York, New York 10022.

(c)	The principal business of Solas and Mr. Golden is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons, as part of a group, previously submitted a proposal to the Issuer concerning the issuance of new securities.  Following the submission, the Issuer issued new securities.  The Reporting Persons are no longer part of a group and have no agreement to act with another person for the purpose of acquiring, holding, voting or disposing of securities of the issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer’s Form 8-K filed on June 30, 2014, there were 16,654,550 Shares issued and outstanding as of June 27, 2014.  In addition to the Shares, the Reporting Persons beneficially own convertible notes, which are subject to a 9.99% blocker and accordingly the number and percentage of Shares reported in this Form 13D show the number of Shares that would be issuable on a conversion of the convertible notes, subject to the 9.99% blocker.

Solas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,785,767 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,785,767 Shares.

Mr. Golden has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,785,767 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,785,767 Shares.

Blackwell has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,801,737 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,801,737 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,621,043 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,621,043 Shares.

(c)	The transactions in the Shares since the prior Schedule 13D by the Reporting Persons are set forth in Exhibit B.
(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 5, the convertible notes beneficially owned by the Reporting Persons are subject to a 9.99% blocker.  In the absence of such blocker, (i) Solas and Mr. Golden would have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 6,279,061 Shares, (ii) Blackwell would have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 4,658,018 Shares and (iii) the Fund would have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 1,621,043 Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule or Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2014

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Managing Member

Frederick Tucker Golden

/s/ Frederick Tucker Golden

Blackwell Partners, LLC

By: /s/ Jannine Lall
Name: Jannine Lall
Title: Assistant Treasurer

Solas Capital Partners, LP

By: Solas Capital, LLC, its general partner
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D dated July 2, 2014 relating to the Common Stock, par value $0.001 per share of Body Central Corp. shall be filed on behalf of the undersigned.

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Managing Member

Frederick Tucker Golden

/s/ Frederick Tucker Golden

Blackwell Partners, LLC

By: /s/ Jannine Lall
Name: Jannine Lall
Title: Assistant Treasurer

Solas Capital Partners, LP

By: Solas Capital, LLC, its general partner
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden Title: Managing Member

EXHIBIT B

The transactions in the Shares since the prior Schedule 13D by the Reporting Persons are as follows:

Transactions – Solas, Mr. Golden and Blackwell

Security	Date of Transaction	Total Cost
Subordinated Secured Convertible Note	6/27/2014	$1,483,000

Transactions – Solas, Mr. Golden and the Fund

Security	Date of Transaction	Total Cost
Subordinated Secured Convertible Note	6/27/2014	$517,000

SK 23129 0001 1488589